ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Renee E. Laws T +1 617 235 4975 renee.laws@ropesgray.com

May 4, 2018

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 196 (the “485(a) Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on March 2, 2018, relating to AMG TimesSquare Global Small Cap Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

The Fund currently intends to make a 485(b) filing on or about May 15, 2018 containing its Prospectus and Statement of Additional Information (“SAI”) that will become automatically effective on or about May 16, 2018.

Prospectus Comments

1. Comment: The disclosure under “Summary of the Fund – Principal Investment Strategies” states that “[u]nder normal circumstances, the Fund will invest at least 35% of its net assets in investments economically tied to countries other than the U.S., or, if in the view of TimesSquare Capital Management, LLC, the subadviser to the Fund (“TimesSquare” or the “Subadviser”), market conditions are not favorable, at least 30% of its net assets in investments economically tied to countries other than the U.S., and the Fund will hold investments economically tied to a minimum of three countries other than U.S.” In light of the use of the term “global” in the Fund’s name, please revise this policy so that the Fund will normally invest at least 40% of its net assets in investments economically tied to countries other than the U.S.

Response: The Trust notes that Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), does not regulate several terms commonly included in fund names, including “global” and “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the SEC affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such terms in their names, and the adopting release indicates that such terms do not give rise to an 80% investment requirement. Instead, the adopting release asserts that these terms connote diversification among investments in a number of different countries throughout the world and states the SEC expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. We note that in June 2012, the Staff provided additional informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “global” or “international” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”1

The Trust respectfully submits that the Fund intends to invest in a portfolio of investments that is tied economically to a number of countries throughout the world in accordance with the Fund’s principal investment strategies disclosure (at least three countries other than the U.S. in addition to its 35% test) and believes that the Fund’s current disclosure is reasonable and adequate in this regard.

2. Comment: We note that footnote 2 to the Fund’s fee table references both shareholder servicing fees and distribution and service (12b-1) fees and that the Fund’s fee table includes a line item for Distribution and Service (12b-1) Fees. Please describe the difference between the shareholder servicing fees and the distribution and service (12b-1) fees.

Response: The Fund’s Prospectus and SAI summarize the nature of the Fund’s payments made pursuant to, and certain other features of, its Rule 12b-1 Plan under the Prospectus heading “Shareholder Guide – Distribution and Service (12b-1) Fees” and SAI heading “Management of the Funds – Distribution Arrangements – Rule 12b-1 Distribution and Service Plan,” and the purpose of Fund shareholder servicing fees paid outside of a Rule 12b-1 Plan is described under the Prospectus heading “Investing Through an Intermediary.” In general, Fund shareholder servicing expenditures made outside of the Rule 12b-1 Plan may be made only for activities that are not primarily intended to result in the sale of Fund shares, while Fund expenditures made pursuant to the Rule 12b-1 Plan are not so limited.

[1]	Investment Company Institute Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (Jun. 4, 2012) (hereinafter the “ICI Memorandum”) (quoting the Staff).

3. Comment: To the extent the Fund’s expense limitation agreement provides for recoupment by the Investment Manager of amounts waived or reimbursed, please disclose the terms of the arrangement and that the recovery period is limited to 36 months from the date of the waiver or reimbursement. In addition, please clarify (in a footnote to the Annual Fund Operating Expenses tables or under “Fund Management”) that, during the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid only to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements to exceed the following: 1) the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid, or 2) the Fund’s current expense limitation amount.

Response: The Trust notes that the Fund’s expense limitation agreement provides for recoupment by the Investment Manager of amounts waived or reimbursed and that the terms of such arrangement, including that the recovery period is limited to 36 months from the date of the waiver or reimbursement, are disclosed under “Summary of the Fund – Fees and Expenses of the Fund” and “Additional Information about the Fund – Additional Information About the Fund’s Expenses.” In addition, during the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of the items noted in the Fund’s Prospectus) to exceed the following: 1) the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid, or 2) the Fund’s current expense limitation amount. The Trust notes that the Fund currently discloses that the Fund’s repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements, exclusive of the items noted in the Fund’s Prospectus, to exceed the contractual expense limitation amount. The Trust does not believe that adding additional disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

4. Comment: The “Summary of the Fund – Principal Investment Strategies” section of the Fund’s Prospectus states that “[t]he Fund may continue to hold securities of a portfolio company whose market capitalization subsequently appreciates above the Fund’s small market capitalization threshold.” Please disclose that while the Fund may continue to hold these securities, the Fund cannot make additional investments in such securities unless the additional purchases are part of the 20% bucket.

Response: The Trust confirms that when the Fund continues to hold securities of a portfolio company that subsequently appreciates above the Fund’s small market capitalization threshold such holdings are counted toward the 80% bucket, and additional investments, if any, in such securities would be part of the 20% bucket. The Trust believes that the Fund’s current disclosure is appropriate.

5. Comment: Please confirm that the portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of the Fund and disclose in accordance with Form N-1A.

Response: The Trust confirms that the portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of the Fund, and notes that such disclosure appears in the “Fund Management” section of the Prospectus.

Statement of Additional Information Comment

6. Comment: The Staff notes that the “Additional Investment Policies” section of the SAI states that “[t]he Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” The Fund is required to invest consistent with its stated investment strategy consistent with Item 16(b) of Form N-1A. Please revise the above-referenced disclosure in light of the Staff’s view that the disclosure gives the Fund too much discretion.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires the Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are currently intended to be utilized by the Fund. In addition to listing the types of securities and techniques that are currently intended to be utilized by the Fund, the Trust also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc : Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.